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SECURITIES AND EXCHANGE COMMISSION
[redacted] Washington, D.C. 20549

02023541

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 0 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-49179

UF 7-30-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Van Eck Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Smith (212) 293-2050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

UF 7-30-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Van Eck Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Van Eck Capital, Inc., a wholly owned subsidiary of Van Eck Associates Corporation, as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Eck Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
February 14, 2002

VAN ECK CAPITAL, INC.
(a wholly owned subsidiary of Van Eck Associates Corporation)

Statement of Financial Condition
December 31, 2001

ASSETS	
Due from clearing broker	$ 640,622
Deposit with clearing broker	99,745
Investment in not readily marketable security at fair value	3,300
Investment in affiliated limited partnership	2,610,167
Prepaid expenses	1,378
	$ 3,355,212
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Due to parent company	$ 90,393
Due to brokers	2,974
Total liabilities	93,367
Commitment - affiliated party	
Stockholder's equity:	
Common stock, par value $.001 per share; authorized and issued 10,000 shares	10
Additional paid-in capital	624,990
Retained earnings	2,636,845
Total stockholder's equity	3,261,845
	$ 3,355,212

See notes to financial statements

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Nature of business:

Van Eck Capital, Inc. (the "Company") is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's revenue is derived mainly from agency commissions for the execution of trades and fees for financial consulting. The Company is a wholly owned subsidiary of Van Eck Associates Corporation.

[2] Summary of significant accounting policies:

(a) Basis of accounting:

The Company operates under the provisions of Paragraphs (k)(2)(ii) for domestic securities transactions and (k)(2)(i) for most foreign securities transactions of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The requirements of Paragraph (k)(2)(i) provide that the Company will not carry customer margin accounts, hold customer funds or safekeep customer securities. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b) Valuation of investments:

Investments in securities are valued at quoted market prices or at management's estimates of fair value for certain positions for which there is a limited market.

The Company is a limited partner in an investment partnership affiliated by common ownership. The investment is valued based upon the valuation of the underlying partnership's investments in securities.

(c) Revenue recognition:

Trading and commission income are recorded on a trade-date basis.

(d) Income taxes:

The Company files its federal, New York State and New York City income tax returns on a consolidated basis with its parent and other approved related companies. The members of the consolidated group have elected to allocate income taxes among the members of the group under a method by which the parent makes payments to the Company or the Company makes payments to the parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. Income taxes currently payable are included in due to parent company on the accompanying statement of financial condition.

(e) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - AFFILIATED PARTIES

The Company derives substantially all of its commission income by acting as broker/dealer for trading performed by certain Van Eck related entities.

The Company does not maintain its own operating cash account since Van Eck Absolute Return Advisors Corporation ("VEARA"), another wholly owned subsidiary of Van Eck Associates Corporation, has agreed to assume all expenses incurred by the Company in the ordinary course of its business, including reasonable legal expenses, interest on borrowings and transaction fees, custody fees and any other costs or expenses incurred in the conduct of its brokerage business. The Company has agreed to compensate VEARA from time to time upon presentation of any invoices for management services provided by VEARA and its affiliates. For the year ended December 31, 2001, the costs and expenses assumed by VEARA for the Company totaled approximately $1,238,000, which includes payroll, employee benefits and other operating expenses allocable to the Company from its parent. No management fees were paid or incurred by the Company in connection with this agreement for the year ended December 31, 2001.

NOTE C - TRANSACTIONS WITH CLEARING AGENT

The agreement with the clearing agent provides for clearing charges at a fixed rate for each ticket traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $632,843 and $532,843, respectively. The Company's net capital ratio was .15 to 1.

The Company is dependent upon its parent company to provide necessary capital to maintain compliance with the net capital rule. The Company's parent has agreed to directly and indirectly provide such support.

NOTE E - OFF-BALANCE-SHEET RISK AND CREDIT RISK

As discussed in Note A, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, and the clearing broker may charge any consequent losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and the proper recordation of transactions by the clearing broker. The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Substantially all of the Company's cash, cash equivalents and security positions are deposited with its clearing broker for safekeeping, collateral or margin purposes. The clearing broker is highly capitalized and a member of major stock exchanges.